SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Announces Approval of Shlomo (Tom) Wyler’s Coverage Under Its
Existing Directors’ and Officers’ Insurance Policies

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: March 11, 2009

Media Contacts:
Talia Rimon, Director of Corporate Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE ANNOUNCES APPROVAL OF SHLOMO (TOM) WYLER’S COVERAGE
UNDER ITS EXISTING DIRECTORS’ AND OFFICERS’ INSURANCE POLICIES

HERZLIYA, Israel, March 11, 2009 – Optibase Ltd. (NASDAQ: OBAS) (“Optibase” or the “Company”) today announced that the Company’s audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000) (the “Regulations”), the coverage of the liability of Mr. Shlomo (Tom) Wyler, the Company’s President, Chief Executive Officer and Executive Chairman of the board of directors who is also considered as the controlling shareholder of the Company, under the Company’s two directors’ and officers’ liability insurance policies, as discussed below (the “Policies”).

The first policy is the Company’s existing insurance policy for the coverage of directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, for the period of April 1, 2008 until March 31, 2009. Such policy covers a total liability of $10 million. The premium paid by the Company with respect to such insurance policy is approximately $57,500.

The second policy is a future insurance policy to be purchased by the Company for the coverage of directors’ and officers’ liability, including as directors or officers of the Company’s subsidiaries, in substantially the same terms and conditions as the existing policy, for the period of April 1, 2009 until March 31, 2010. The maximum coverage amount under such policy and the maximum premium to be paid by the Company for such policy shall not exceed $10 million and $75,000, respectively.

The Company’s audit committee and board of directors determined that the coverage of Mr. Wyler’s liability under the Policies comply with the terms of Section 1B(5) of the Regulations for the following reasons: (a) the coverage of Mr. Wyler’s liability under the Policies is identical to the coverage of all other directors and officers of the Company of liability under the Policies; (b) the terms of the coverage of Mr. Wyler’s liability under the Policies is on market terms and; (c) the coverage of Mr. Wyler’s liability under the Policies may not substantially affect the Company’s profitability, assets or liabilities.

Under Section 1C of the Regulation, each shareholder that holds at least 1% of the Company’s issued share capital or voting rights is entitled to object to the approval of the coverage of Mr. Wyler’s liability under the Policies pursuant to Section 1B(5); provided, however, that such objection has been submitted to the Company within 14 days as of the date of this press release. If such objection is received by the Company within such 14-day period, the coverage of Mr. Wyler’s liability under the Policies will require shareholders’ approval by a special majority pursuant to Section 275 of the Israeli Companies Law of 1999.

About Optibase

Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com

This press release may contain forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related potential litigation, Optibase’s business operations, including the evolving market for digital video in general and the infancy of the IPTV market in particular, competition and decrease in sales of video technologies products, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.